Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

3

Third Quarter ended September 30, 2010

For information

Jennifer Aitken
Investor Relations
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2930
Montreal, Quebec	Phone: 514 397-1410
Canada H3A 3M8	Fax: 514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE Amex

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three-month period ended September 30, 2010. We recommend you read this in conjunction with our unaudited interim financial statements for the quarter ended September 30, 2010, and our audited consolidated financial statements for the year ended December 31, 2009, and the accompanying notes. Our financial statements and the related notes to those financial statements are prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. The currency used in this discussion is the Canadian dollar, except where otherwise stated. Production data are presented in metric, the most commonly used system in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Company’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 18.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2010

  Q3 2010 revenue growth of 25% compared to Q3 2009

  Gold sales of 18,084 ounces at US$1,244 (CAN$1,288) per ounce

  Q3 2010 net earnings of $2.5 million, or $0.08 per share, versus $0.01 per share in Q3 2009

  Year-to-date 2010 net earnings of $4.5 million, or $0.16 per share, versus $0.01 per share in 2009

  Preliminary drill results at Wasamac favourable; Drilling program expanded to 15,000 metres

  $40.6 million in working capital as at September 30, 2010 and no hedging contracts or long-term debt

Third Quarter 2010 Overview

Mr. Martin Rivard, President and CEO of Richmont Mines commented on the third quarter of 2010: “Our two operating mines, Island Gold and Beaufor, both delivered improved results in the third quarter. At Island Gold, year-over-year improvements in tonnage and recovered grades translated into a 12% increase in gold sales over last year, highlighting that productivity improvements put into place are paying off. Progress at this mine was also evident quarter-over-quarter, with recovered grades increasing 11% to 5.97 g/t in the third quarter versus 5.38 g/t in the second quarter. While third quarter tonnage at the Beaufor Mine declined from last year’s levels, production year-to-date is in line with our forecasts, and recovered grades improved significantly year-over-year. We are particularly pleased about this mine’s progress versus the second quarter, as tonnage, recovered grades and ounces produced all showed a notable improvement. Going forward our focus at Beaufor remains designing mining methods that enable us to reach ore zones more efficiently. While we continue to anticipate that extensive development will be necessary to access mining zones at this mine for the foreseeable future, grades are expected to remain near the 7 g/t level, as room and pillar stopes with better grades are accessed during the remainder of the year. As of the end of the third quarter, we had attained 75% of our 2010 corporate sales goal, and we are confident that our operations in the fourth quarter will enable us to meet our annual sales objective of 65,000 ounces of gold.”

2
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Commenting on the Company’s exploration and development projects, Mr. Rivard added: “We are very enthusiastic about the many exploration programs currently underway at Richmont. In particular, preliminary drill results from 7 out of the 8 completed holes on our Wasamac property intercepted mineralized zones of more than 8 metres true width, reinforcing our plan to reassess existing resources on this property with a lower cut-off grade approach. As a result, we expanded the surface drilling program on Wasamac to 15,000 metres from an original 10,000 metres, and we are eagerly awaiting the complete assay results at the end of the fourth quarter. We also announced a 5,500 metre surface drilling campaign on our Monique property. The goal with this program is to complete infill drilling on two previously identified gold zones on the property, with the objective of evaluating the potential for a small open pit operation. We expect to complete this drilling early in 2011. Finally, we are very pleased with the development progress at our Francoeur Mine. This project is advancing well, and we continue to anticipate that commercial production will resume in mid-2011.”

Mr. Rivard added: “We are also encouraged by the preliminary results obtained from our initial 8,551 metre surface drilling program on the Beaufor Mine property. Drilling in the W Zone confirmed the potential of this area by revealing several interesting intercepts, and 9 out of the 10 holes completed successfully intersected the structure. As a result, we decided to carry out an additional 7,000 metres of drilling to upgrade our confidence level of this area with the objective to confirm reserves in order to extend the life of the Beaufor Mine.”

Mr. Michel Lavigne, a member of Richmont’s Board of Directors since February 2010, has resigned from his position to pursue other business interests. Richmont Mines would like to thank him for his valuable contribution and wishes him great success in the future.

On November 1, 2010, Mr. Michael Pesner, CA, was nominated to the Board of Directors of Richmont Mines and to the position of Chairman of the Company’s Audit Committee. With over 30 years of experience, including President of Hermitage Canada Finance Inc., and as a Senior Partner in Financial Advisory Services at KPMG, Mr. Pesner will bring a vast professional experience that will greatly benefit Richmont and its shareholders. Mr. Pesner is currently on the Boards of Directors of several companies including Quest Rare Minerals Inc., where he is Chair of the Audit Committee, Prestige Telecom Inc., where he is a Member of the Audit and Governance Committees, and Mint Technology Corporation, where he is Chair of the Audit Committee.

3
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA1

	Three months ended		Nine months ended
(in thousands of Canadian dollars, except per share data)	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,227	960	1,178	931
Average selling price (US$)	1,244	921	1,193	952
Average selling price (CAN$)	1,288	1,052	1,235	1,087
Average exchange rate (US$/CAN$)	1.0356	1.1420[2]	1.0356	1.1420[2]
Ounces of gold sold	18,084	16,840	49,532	46,704
Average cash cost (US$ /ounce)[3]	769	683	832	722
Average cash cost (CAN$ /ounce)[3]	796	780	862	825

KEY FINANCIAL DATA (in thousands of CAN$)
Revenue	23,868	19,145	64,568	54,784
Net earnings	2,454	183	4,456	226
Net earnings per share	0.08	0.01	0.16	0.01
Cash flow from operations	6,253	1,511	13,083	2,218
Investments in property, plant and equipment	4,063	1,588	12,202	5,343

	September 30, 2010	December 31, 2009

Cash and cash equivalents	38,024	21,139
Total assets	110,252	85,230
Shareholders’ equity	91,624	69,961
Shares outstanding (thousands)	30,990	26,104

KEY PER SHARE DATA
Stock Price (at closing)
US$ (NYSE Amex)	5.08	3.75
CAN$ (TSX)	5.22	3.92
[1]

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

[2]	Average exchange rate used for year 2009.
[3]	The average cash cost includes operating costs and royalties.

4
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended September 30, 2010

Richmont generated net earnings of $2.5 million, or $0.08 per share, in the third quarter of 2010, a notable improvement over the earnings of $0.2 million, or $0.01 per share, generated in the third quarter of 2009. The driving factors behind this favourable shift were higher gold sales and a higher selling price per ounce, the effects of which more than mitigated higher production costs, higher administration costs and higher depreciation and depletion costs as a result of an increased number of gold ounces sold.

Third quarter revenues totalled $23.9 million in 2010, an increase of 25% over revenues of $19.1 million in the comparable quarter of 2009. This improvement reflects higher precious metal revenue, driven by a combination of increased gold sales in the quarter and a higher average selling price per ounce in Canadian dollars, partially offset by a decrease in other revenues, reflecting lower custom-milling revenues at the Company’s Camflo Mill.

Total precious metals revenue increased 31% year-over-year to $23.3 million in the third quarter of 2010, from $17.7 million in the year-ago period. This reflects a 7% increase in the number of gold ounces sold and a 22% higher average selling price per ounce of gold (in Canadian dollar terms) to US$1,244 (CAN$1,288) from US$921 (CAN$1,052) in the year-ago period. A total of 18,084 ounces of gold were sold in the third quarter of 2010, versus 16,840 ounces last year, as a 12% increase in gold sales from the Island Gold Mine more than offset a 2% decline in the number of ounces sold from the Beaufor Mine.

Operating costs, including royalties, totalled $14.4 million in the third quarter of 2010, up from $13.1 million in the comparable period last year, primarily as a result of higher mining and milling costs and higher royalties stemming from increased production. Third quarter operating and royalty costs, however, were below second quarter levels, even if tonnes produced were higher, reflecting improved productivity. The average cash cost per ounce of gold sold rose to US$769 (CAN$796) in the third quarter of 2010, from US$683 (CAN$780) in the third quarter of 2009, as the benefit realized from higher recovered grades at both operating mines was insufficient to fully offset higher mining costs at Beaufor as a result of the greater amount of development needed to access mineable ore, and temporary higher milling costs at Island Gold due to the replacement of a ball mill at the end of the quarter. While the average cash cost increased 13% in US dollar terms year-over-year, this increase was significantly less pronounced at 2% in the Company’s reporting currency, Canadian dollars, reflecting the impact of a weakening US dollar versus the Canadian dollar. Importantly, the average cash cost in the third quarter was a notable improvement, in both currencies, from the second quarter cash cost levels of US$907 (CAN$939), a favourable shift that reaffirms the Company’s revised mining plans and ongoing efforts to improve productivity at both operating mines.

Depreciation and depletion costs rose to $2.4 million in the third quarter of 2010 from $1.8 million last year, reflecting an increased number of gold ounces sold and a higher depreciation and depletion rate per ounce sold calculated based on proven and probable reserves, which declined year-over-year.

Administrative expenses in the third quarter totalled $1.0 million, up from $0.7 million in the comparable period of 2009, primarily reflecting increased stock-based compensation and higher Board remuneration expense as a result of the addition of new members to the Company’s Board of Directors in the first quarter of 2010.

5
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration and project evaluation costs totalled $2.7 million in the third quarter of 2010, up slightly from $2.5 million in the comparable period of 2009. However, excluding exploration tax credits in both periods, exploration and project evaluation costs totalled $3.6 million in the third quarter of 2010, up notably from $2.7 million in the year ago period. This 33% increase primarily reflects the Company’s expanded exploration programs currently underway on the Wasamac, Monique, Cripple Creek, Island Gold and Beaufor Mine properties. On a segmented basis, 2010 third quarter exploration costs were approximately $0.9 million at the Beaufor Mine, $1.7 million at the Island Gold Mine, $0.5 million at the Wasamac property, and about $0.5 million at other properties including Monique and Cripple Creek.

For the third quarter of 2010, the mining and income tax expense amounted to $0.6 million or 19% of pre-tax income of $3.0 million. This charge included a $0.2 million adjustment to income and mining taxes in the previous year. The mining and income tax recovery of $0.1 million in the third quarter of 2009 represented a reduction in future mining duties.

Nine-month period ended September 30, 2010

Revenue totalled $64.6 million for the nine-month period ended September 30, 2010, up 18% over the $54.8 million in revenue for the same period in 2009. This reflects a 6% increase in the number of ounces of gold sold, and a 14% increase in the average selling price per ounce of gold in Canadian dollars.

Operating costs, including royalties, were $42.7 million for the first nine months of 2010, up 11% over operating costs of $38.6 million during the same period last year, primarily due to the greater number of tonnes produced at the Island Gold Mine, and higher mining costs at the Beaufor Mine.

Administration costs for the first nine months of 2010 totalled $3.2 million, up from $2.6 million in the comparable period of 2009. The increase was primarily attributable to one-time expenses related to reorganization of the Board of Directors, and increased stock-based compensation expenses. Stock-based compensation expenses for the period were $0.6 million compared with $0.3 million for the same period in 2009. All of the 595,000 options granted during the first nine months of 2010 were granted to directors and new employees. The weighted average fair value, calculated according to the Black & Scholes valuation model at the date on which each option was granted, was $1.96 compared with $1.31 for the same period in 2009, when 310,000 options were granted.

Exploration and project evaluation costs amounted to $5.2 million for the first three quarters of 2010, below the $6.7 million in the comparable period of 2009. However, excluding exploration tax credits in both periods, exploration and project evaluation costs totalled $7.2 million in the first nine months of 2010, unchanged from $7.2 million in the first three quarters of 2009. The factors impacting costs are lower year-to-date exploration costs at the Beaufor Mine in 2010, reflecting last year’s extensive exploration below this mine’s infrastructure, as well as lower costs at the Francoeur Mine following this project’s successful transition from the dewatering stage to the development phase. Offsetting these are higher explorations costs in 2010 at the Island Gold Mine, and Cripple Creek, Wasamac and Monique properties. On a segmented basis, 2010 year-to-date exploration costs were approximately $1.7 million at the Beaufor Mine, $3.4 million at the Island Gold Mine, $0.8 million at the Cripple Creek property, $0.7 million at the Wasamac property, and about $0.6 million at other properties including Monique.

Net earnings in the first nine months of 2010 were $4.5 million, or $0.16 per share, a pronounced improvement over the net earnings of $0.02 million, or $0.01 per share, during the comparable nine month period in 2009.

Mining and income tax expense for the first nine months of 2010 totalled $1.8 million or 30% of pre-tax income of $6.2 million, and reflected federal and provincial taxes and future mining and income taxes applicable for the first nine months of 2010. In the comparable period of 2009, mining and income tax expenses also represented 30% of pre-tax income, and were comprised of the same expenses.

6
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Tonnes	64,283	62,302	195,684	159,989
Head grade (g/t)	6.22	5.80	5.74	6.18
Gold recovery (%)	95.94	94.50	94.98	94.88
Recovered grade (g/t)	5.97	5.49	5.45	5.86
Ounces sold	12,332	10,988	34,276	30,150
Cash cost per ounce (US$)	752	689	810	735

Investment in property, plant and equipment (thousands of CAN$)	1,292	834	3,663	3,503

Exploration expenses (thousands of CAN$)	1,738	1,129	3,437	2,724

Deferred development (metres)	590	373	1,838	1,167

Diamond drilling (metres)
Definition	4,208	3,350	9,198	13,213
Exploration	18,856	13,726	41,561	14,804

During the third quarter of 2010, the Island Gold Mine processed 64,283 tonnes of ore, a 3% improvement over the 62,302 tonnes of ore processed in the third quarter of 2009, reflecting heightened productivity levels at the mine in the current quarter. Recovered grades at this mine improved to 5.97 g/t in the third quarter versus 5.49 g/t in the prior year, and 5.38 g/t in the second quarter of 2010, as production stopes yielded improved grades. Third quarter production cash costs at Island Gold totalled US$752 (CAN$778) in 2010, versus US$689 (CAN$787) for the same period last year. Improvements in tonnage and the recovered grade both contributed to the 1% year-over-year decrease in cash cost per ounce in Canadian dollars, a reflection of improved productivity at the mine, and similarly translated into an 11% improvement in cash costs in Canadian dollars over the CAN$879 in the second quarter of 2010. Sales from the Island Gold Mine were 12,332 ounces of gold at a price of US$1,240 (CAN$1,284) per ounce in the third quarter, up from sales of 10,988 ounces of gold at a price of US$920 (CAN$1,051) per ounce in the comparable period of 2009. The planned mill capacity expansion was completed at the end of the third quarter, when the existing 6 foot x 8 foot ball mill was replaced with a larger 9 foot x 11 foot ball mill. As a result, the Company expects the daily mill throughput rate to gradually increase to approximately 850 tonnes per day, from 700 tonnes per day previously.

For the first nine months of 2010, 195,684 tonnes of ore were processed at a recovered grade of 5.45 g/t, and 34,276 ounces of gold were sold at a price of US$1,192 (CAN$1,234) per ounce. This compared to tonnage of 159,989 at a recovered grade of 5.86 g/t, and sales of 30,150 ounces of gold at a price of US$951 (CAN$1,086) in the comparable nine-month period of 2009. While the recovered grade declined slightly year-over-year, due primarily to lower than expected grades in long-hole stopes in the first half of the year, improved productivity translated into a 22% increase in tonnage over the comparable period last year, which in turn resulted in cash costs per ounce produced remaining essentially unchanged in Canadian dollars at $839 versus $840 in the first nine months of 2009.

The Company continues to make progress at the Island Gold Mine, with improvements in overall efficiency translating into a decrease in the cash cost per tonne to $147 for the first nine months of 2010, from $158 per tonne in the comparable period of 2009. The Company’s main focus going forward is to meet production targets and reduce operating costs.

7
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Tonnes	25,127	26,912	74,459	79,181
Head grade (g/t)	7.25	6.86	6.50	6.64
Gold recovery (%)	98.19	98.66	98.05	97.92
Recovered grade (g/t)	7.12	6.76	6.37	6.50
Ounces sold	5,752	5,852	15,256	16,554
Cash cost per ounce (US$)	805	671	883	699

Investment in property, plant and equipment (thousands of CAN$)	451	266	2,103	654

Exploration expenses (thousands of CAN$)	877	572	1,743	2,370

Deferred development (metres)	205	219	1,276	581

Diamond drilling (metres)
Definition	2,917	10,174	20,890	18,955
Exploration	12,529	7,100	21,350	23,636

A total of 25,127 tonnes were processed from the Beaufor Mine at a recovered grade of 7.12 g/t in the third quarter of 2010, a 7% decline from the comparable 26,912 tonnes at a recovered grade of 6.76 g/t in the third quarter of 2009. Total cash cost per ounce sold rose to US$805 (CAN$834) in the current quarter, from US$671 (CAN$766) in the prior year, a reflection of lower tonnage, higher mining costs associated with increased development needed to access the mining areas, and a higher milling cost, the effects of which were partially mitigated by a 5% improvement in the recovered grade. Sales totalled 5,752 ounces of gold in the third quarter of 2010 at a price of US$1,251 (CAN$1,296) per ounce, compared with sales of 5,852 ounces of gold at a price of US$924 (CAN$1,055) per ounce in the comparable period of 2009. While third quarter tonnage and ounces produced were below last year’s levels, quarter-over-quarter they were a notable 4% and 25% higher, respectively. Improvement was also recorded in the recovered grade, which was up 5% year-over-year and a notable 20% over second quarter results.

During the first nine months of 2010, 74,459 tonnes of ore were processed from the Beaufor Mine at a recovered grade of 6.37 g/t, and 15,256 ounces of gold were sold at a price of US$1,194 (CAN$1,237) per ounce. In the comparable period of 2009, 79,181 tonnes of ore were processed at a recovered grade of 6.50 g/t, and 16,554 ounces of gold were sold at a price of US$953 (CAN$1,088) per ounce. Total cash cost per ounce increased to US$883 (CAN$915) in the first nine months of 2010, from US$699 (CAN$798) in the first three quarters of 2009, reflecting a combination of lower year-over-year tonnage, higher mining costs stemming from the need for increased development to access the mining areas, and lower recovered grades.

While management expects that extensive development will be necessary to access mining zones at this mine for the foreseeable future, recovered grades are expected to remain at the 7 g/t level as room and pillar stopes with better grades continue to be accessed in the last quarter of the year. With over 75% of the annual production goal from this mine realized as of the end of the third quarter, management remains confident that this mine will reach its gold sales target of 20,000 ounces for 2010.

8
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Camflo Mill

The Camflo Mill processed 36,955 tonnes in the third quarter of 2010, down from 68,770 tonnes in the comparable period of 2009. The decrease was primarily attributable to a decline in custom-milling tonnage year-over-year. In an effort to increase the mill usage rate, the Company continues to investigate additional custom-milling opportunities with nearby gold projects.

Exploration properties

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Exploration costs - Mines
Beaufor Mine	877	572	1,743	2,370
Island Gold Mine	1,738	1,129	3,437	2,724

	2,615	1,701	5,180	5,094

Exploration costs – Other properties
Francoeur / Wasamac properties	547	959	833	1,919
Cripple Creek property	334	4	827	16
Other properties	39	-	73	6
Project evaluation	76	41	324	188

	3,611	2,705	7,237	7,223

Exploration tax credits	(938)	(195)	(2,017)	(482)

	2,673	2,510	5,220	6,741

Wasamac Property

In May 2010, the Company began a 10,000 metre drilling campaign on the 7.58 km2 (757.65 hectares) Wasamac property, located 15 km west of Richmont’s headquarters in Rouyn-Noranda, Quebec, and less than 10 km east of the Company’s Francoeur Mine. The published preliminary drill results from this program encompassed 8 holes over 4,311 metres, of which 7 intercepted mineralized zones of more than 8 metres true width, and included several promising intercepts. These included 6.46 g/t Au over 9.33 metres in hole WS-10-30, 4.62 g/t Au over 10.56 metres in hole WS-10-33, and 3.44 g/t Au over 8.38 metres in hole WS-10-34. These favourable results supported the Company’s plan to reassess this property’s existing resources with a lower cut-off grade approach and as a result, the drilling campaign was broadened by 5,000 metres and a 3rd drill was added to the site to expedite the larger program. Complete results from the 15,000 metre drilling program are expected in the fourth quarter of 2010. Additional details can be found in the press release entitled “Richmont Mines obtains favourable preliminary drilling results on its Wasamac Property; Drilling program expanded to 15,000 metres” released on August 31, 2010.

The past-producing Wasamac Mine produced a total of 1,892,448 metric tonnes at an average grade of 4.16 g/t Au, between 1965 and 1971. This production generated 252,923 ounces of gold, mostly from the Main Zone. As of December 31, 2009, the Wasamac property had Inferred Resources of 1,282,000 tonnes, grading 6.92 g/t Au, for 285,200 ounces of gold.

9
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Monique Property

At the end of September 2010, the Company announced a 5,500 metre drilling program on its 5.39 km2 (539 hectares) Monique property, located 25 km east of Val-d’Or, Quebec, and approximately 10 km east of the Beaufor Mine and 50 km from the Company’s Camflo Mill. Exploration drilling has been slightly delayed, and will begin once surface drilling conditions are more amenable. The goal of the drilling program, which will include approximately 35 holes that will range between 80 and 215 metres in length, is to complete infill drilling on two previously identified gold zones on the property: the G Zone and J Zone, with the objective of evaluating the potential for a small open pit operation. Past drilling on this property has revealed gold mineralized zones at a depth of less than 100 metres, including the following notable gold intersections (historic values) in the G Zone: 5.13 g/t Au over 12.39 metres in hole 20-2 and 3.62 g/t Au over 18.05 metres in hole 23-1 (true thickness). This historical data is not considered to be compliant with Regulation 43-101. Drilling results are anticipated in the first quarter of 2011. Additional details can be found in the press release entitled “Richmont Mines begins a 5,500 metre surface drilling program on its Monique property” released on September 28, 2010.

Gold mineralisation on the Monique property is mainly associated with three deformation zones that cross the property with an orientation of 280° and a 75° - 80° dip to the north. Gold mineralization is defined by a network of quartz/tourmaline/carbonate veins and veinlets measuring 1 cm – 10 cm, with disseminated sulphides in the altered wall rocks. Free gold is observed frequently in the veins. A total of 12 gold zones have been observed on the property over the years, the most promising being the G and J Zones, and the A and B Zones.

Beaufor Mine Property

An 8,551 metre surface drilling program was completed at the Beaufor Mine property during the third quarter of 2010, in which 9 out of the 10 completed holes successfully intersected the targeted structure. The objectives of the program were to verify the lateral and depth extensions of the 350 Zone, and to test the W Zone, both of which are at depths of less than 200 metres. Following the encouraging preliminary results, Richmont expanded the campaign by an additional 7,000 metres to further evaluate the resources of this sector. The objective of this program is to upgrade the confidence level of this area and eventually confirm reserves in order to extend the life of the Beaufor Mine. Results are expected during the fourth quarter of 2010, and a subsequent resource calculation will be completed by the beginning of 2011. For full details, please see the press release entitled “Richmont Mines announces updated surface drilling results at the Beaufor Mine”, dated September 21, 2010.

Cripple Creek Property

The Company’s second phase of exploration drilling on the 6.94 km2 (694 hectares) Cripple Creek property, located west of the Timmins Gold Camp in Ontario where more than 70 million ounces of gold have been produced by various mining companies over the years, has been completed. Started in mid-June 2010, this 3,500 metre campaign targeted the depth and lateral extension of Zone 16, and brought total drilling on this property in 2010 to approximately 8,000 metres.

Completed at the end of April 2010, the first phase, 11-hole, 4,532 metre exploration program on this property identified two East-West trending, sub-vertical mineralized areas in Zone 16, namely the 16 North Zone and the 16 South Zone, and uncovered several very interesting intercepts in Zone 16. These included hole CC-10-45, which revealed 73.54 g/t Au (20.71 g/t Au cut at 30 g/t Au) over a true width of 5.0 metres at a vertical depth of 250 metres, and included 193.24 g/t Au over 1.0 metre, 222.42 g/t Au over 1.0 metre, 44.18 g/t Au over 1.0 metre, and 22.49 g/t Au over 1.0 metre. Another favourable intercept was confirmed in Hole CC-10-46, namely 22.76 g/t Au over 0.5 metres at a vertical depth of 130 metres.

10
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

As a result of these favourable results, Richmont launched a second phase of drilling in mid-June. This program included approximately 6 holes over 3,500 metres, and targeted the depth and lateral extension of Zone 16, in order to confirm the extent of the alteration envelope. Complete results from the second phase of drilling are expected in the fourth quarter of 2010.

Francoeur Mine

The ongoing development of the Company’s Francoeur Mine is progressing well. Dewatering of the mine’s underground infrastructure was completed at the end of June, and underground development work to reach the targeted West Zone began shortly thereafter. As of the end of the third quarter, a total of 436 development metres had been completed. Surface infrastructure for the mine has been re-commissioned, the installation of any additional underground electrical infrastructure required for commercial production is being done in conjunction with the development work, and definition drilling will begin in the fourth quarter of 2010. For the first nine months of 2010, the cost of development work amounted to approximately $6.3 million. Recruitment for the mine continues to progress well, and the mine objective is to begin production in mid-2011 with an annual estimated production rate of 35,000 ounces of gold over an initial mine life of 4 years.

Over the 1991-2001 period, the Francoeur Mine produced in excess of 345,000 ounces of gold, at which point it was closed as a result of the low prevailing gold price. Current estimates for this property include probable reserves of 615,664 tonnes grading 6.91 g/t Au, and total estimated production of 136,749 ounces of gold over an initial 4 year period. Complete details of the Francoeur Gold Project can be found in amended and restated Regulation 43-101 compliant technical report, dated May 19, 2010, and available on the SEDAR website (www.sedar.com).

Outlook

Commenting on the Company’s outlook going forward, Mr. Martin Rivard concluded, “As a gold mining Company that is involved in exploration, development and production, our focus is divided between the present and the future. By this I mean that on a day-to-day basis - in the present - we are focused on lowering our production costs, meeting our targeted grade levels, and improving the overall productivity levels at our two operating mines. At the same time, however, we have our eyes on the future. Our exploration and development efforts are singularly geared toward increasing our reserve base and production outlook, be it through extensive exploration programs on our properties, or through transitioning a project into the development and eventual production stages, as is the case with our Francoeur Mine. Similarly, our ongoing endeavours on the acquisition and strategic partnership front are driven by our objective to grow Richmont into an intermediate North-American gold producer. We are very enthusiastic about the potential of our exploration properties and the untapped production capacity of our existing producing mines, and we remain committed to developing both these potential growth avenues to their fullest.”

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Company discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

For accounting purposes, the Company establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and that rate is used to report both year-to-date and quarterly results. Please note that previously published results may differ from results published in the current quarter due to the retroactive application of the adjusted exchange rate.

11
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2010	2010	2010	2009	2009	2009	2009	2008

KEY FINANCIAL DATA (thousands of CAN$)

Revenue	23,868	20,738	19,962	17,100	19,145	15,736	19,903	22,908

Net earnings (loss)	2,454	238	1,764	110	183	(1,390)	1,433	2,086

Cash flow from (used in) operations	6,253	1,621	5,208	749	1,511	(2,345)	3,052	7,428

Investment in property, plant and equipment	4,063	4,563	3,575	2,669	1,588	2,151	1,604	1,989

KEY PER-SHARE DATA

Net earnings (loss) basic and diluted (CAN$)	0.08	0.01	0.07	-	0.01	(0.05)	0.05	0.09

OUNCES OF GOLD SOLD	18,084	15,607	15,841	13,029	16,840	13,250	16,614	22,116

KEY DATA PER OUNCE OF GOLD (US$)

Selling price	1,244	1,216	1,110	1,035	921	941	990	897

Average cash cost	769	907	833	790	683	787	712	550
Depreciation and depletion	106	98	87	78	81	67	62	61

Total cost	875	1,005	920	868	764	854	774	611

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

Revenue fluctuations throughout 2010 and 2009 reflect improving gold revenue over the periods, driven by increases in the number of gold ounces sold and by improvement in the average realized selling price per ounce of gold. The net loss incurred in the second quarter of 2009 was attributable to lower production and the higher production cost per ounce of gold (US$787) in the quarter. In addition, the third quarter of 2010 was the most profitable in recent years as a result of a higher realized selling price and lower production costs.

Production levels during the last eight quarters reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, in Ontario.

Net earnings or losses on a quarterly basis are generally affected by the price of gold, operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax expensed or recovered.

12
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CASH AND CASH EQUIVALENTS

As of September 30, 2010, cash and cash equivalents amounted to $38.0 million, up from $35.8 million at June 30, 2010, $23.3 million at March 31, 2010, and $21.1 million at December 31, 2009. This increase is primarily attributable to the completion of an equity offering in June 2010, which generated gross proceeds of $16.5 million, combined with $13.1 million of cash flow from operations year-to-date, partially offset by capital expenditures of $12.2 million over the nine-month period. Cash equivalents consist of $17.2 million in term deposits with high-level credit ratings, and $20.8 million in cash deposited in a major Canadian chartered bank. As of September 30, 2010, Richmont Mines had no long term debt and no hedging contracts.

At the end of the third quarter of 2010, the Company had $40.6 million in working capital, up from $38.2 million at June 30, 2010, $25.1 million at March 31, 2010, and $24.9 million at December 31, 2009. This reflects an increase in cash and cash equivalents, shares of publicly-traded companies and exploration tax credits receivable, offset by a reduction in inventories, an increase in account payables and a slight increase in net income taxes payable.

CAPITAL RESOURCES

During the third quarter of 2010, the Company issued 119,000 common shares relating to the exercise of options, at an average strike price of $3.25, for a total cash consideration of $0.4 million. This brought the total for the first nine months of the year to 161,000 common shares being issued as a result of options being exercised, at an average strike price of $3.11, for a total cash consideration of $0.5 million.

In June 2010, Richmont Mines issued 3,300,000 common shares at $5.00 each, for gross proceeds of $16.5 million, as part of a financing by short-form prospectus, for net proceeds of $15.2 million. The proceeds from the offering will be used for development work at Richmont's projects, primarily the Francoeur Mine in Quebec, for potential acquisitions and for general corporate purposes.

Also, on June 30, 2010, the Company issued 1,425,407 common shares following Richmont’s successful acquisition of the outstanding 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own.

As of September 30, 2010, the Company had 31.0 million shares outstanding.

COMMITMENTS

The Company is subject to royalty payments on certain properties, should they enter commercial production.

On February 11, 2009, the Company signed a letter of agreement with Mountain Lake Resources Inc. (“Mountain Lake”) granting the latter the option to acquire the 70% interest held by the Company in the Valentine Lake property, located in central Newfoundland. Mountain Lake currently holds a 30% interest in the property. Under the terms of the letter of agreement, Mountain Lake may exercise its option over a period of 5 years, by paying the Company an additional $3.0 million and by spending a total of $1.0 million in exploration and development work on the property over the 5-year period.

The Company has committed, by virtue of a rental contract in place until November 2014, to pay the sum of $0.3 million for rented office space. Minimum lease payments for the next five years amount to $0.06 million annually.

13
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RELATED PARTY TRANSACTIONS

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

The Company was not involved in any off-balance-sheet transactions during the first nine months of 2009 and 2010.

CHANGE TO ACCOUNTING POLICIES

Business combinations, consolidated financial statements and non-controlling interests

During the second quarter of 2010, the Company decided to adopt an early and simultaneous application of section 1582, “Business Combinations”, which replaces section 1581 of the same name, and sections 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interests”, which together replace section 1600, “Consolidated Financial Statements”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (“IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011.

Section 1582 requires that all business acquisitions be measured at the fair value of the acquired entity on the date of the acquisition of the controlling interest, even if the business combination is achieved in stages. The section also establishes new guidance on the measurement of consideration given and the recognition and measurement of assets acquired, and liabilities assumed, in a business combination. Furthermore, under this new guidance, acquisition costs, which were previously included as a component of the consideration given, and any negative goodwill resulting from the allocation of the purchase price, which was allocated as a reduction of non-current assets acquired under the previous standard, will be recorded in earnings in the current period.

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure non-controlling interest upon acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. In addition, once a company holds the controlling interest of another company, any change in the level of this ownership is accounted for as a capital transaction.

These sections are applied for business combinations that occurred on or after January 1, 2010.

As previously described, Richmont acquired the 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own on June 30, 2010, via an amalgamation. Louvem Mines shareholders, other than Richmont Mines, received one Richmont common share for each 5.4 Louvem shares held. As a result, Richmont Mines issued a total of 1,425,407 common shares at a price of $4.69, which was the closing share price on the date of issue (this represents a total value of $6.69 million). In addition, Richmont paid an amount of $0.07 million to Louvem shareholders with fractional share counts, and incurred transaction-related fees of $0.25 million. During the second quarter of 2010, an adjustment of $5.16 million was registered to the Consolidated Statement of Deficit, which represents the difference between the $7.01 million total cost of the acquisition of the minority interest (including transaction-related fees), and the book value of $1.85 million. During the third quarter of 2010, this adjustment was reduced to $5.13 million to record the differences between the actual events and the accounted provisions for the second quarter.

14
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

FUTURE ACCOUNTING PRONOUNCEMENTS

International financial reporting standards

In February 2008, the Accounting Standards Board (“AcSB”) announced that generally accepted accounting principles in Canada (”GAAP”) are to converge with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosure requirements.

An IFRS conversion plan has been developed. The conversion project is progressing according to plan, and the Company foresees that it will be completed by the anticipated date of turnover to IFRS on January 1, 2011.

Staff with the appropriate qualifications and experience have been assigned to the project. Moreover, these persons regularly attend thorough training sessions in order to follow constantly evolving changes to IFRS. This team conducts technical research and provides issue identification and formulates recommendations to management who will then transmit the information to the audit committee.

The Company has completed phase 1, diagnosis, which included a thorough examination of the differences between the Canadian GAAP and the IFRS, as well as a study of possible options to be adopted. Most of the adjustments required upon conversion to IFRS will be made retrospectively, relative to the opening balance of retained earnings in the first comparative balance sheet. However, IFRS 1 "First-time adoption of International Financial Reporting Standards" provides a certain number of optional exemptions to general requirements for entities adopting IFRS for the first time. The Company has decided to apply some exemptions.

A model of IFRS financial statements has been created. The Company is currently completing the adjoining notes.

The Company is presently working on the implementation of phase 2 of the plan, which is precisely to determine the impact of the differences between GAAP and IFRS. This step will determine the repercussions of the transition, so that solutions to address differences identified in phase 1 can be designed and developed. The Company foresees being able to complete this analysis before the end of 2010.

The development of the Company’s opening balance sheet as of January 1, 2010 is progressing well. The Company foresees being able to complete the balance sheet before the end of 2010.

The Company is in the process of evaluating the impact of the adoption of the IFRS on information technology and data systems. Based on analyses conducted to date, the accounting system will be extended to allow the production of multiple financial statements compliant with GAAP and IFRS, in order to facilitate the requirement, in 2010, of presenting financial information under GAAP and also providing financial information under IFRS. Other foreseen changes to the information system include the ability to enter new data, to create and to delete accounts, changes to the current systems that relate to certain calculations and other revisions to the accounting software in order to meet IFRS requirements concerning recognition and presentation of information. For all the identified accounting changes, the Company will also assess the design impact and the effectiveness of its controls. According to an examination of environmental controls, the Company does not foresee important changes to its internal controls.

15
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

These changes will come into effect in phase 3 of the plan, that is, during implementation of the conversion. The changes identified in phase 2 will be implemented and tests will be carried out to ensure that problems, if there are any, are resolved before the turnover date. Subsequently, the Company will be able to develop its first interim financial statements and accompanying notes for the quarter ending March 31, 2011.

As previously detailed, the Company has decided to adopt an early and simultaneous application of some sections relating to business combinations, consolidated financial statements and non-controlling interests.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, depreciation and depletion, asset retirement obligations, stock-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated March 30, 2010, and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at September 30, 2010 and 2009, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the nine month periods ended September 30, 2010 and September 30, 2009, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Company has classified its cash as assets held-for-trading, its shares of publicly-traded companies as available-for-sale financial assets, its accounts receivable and term deposits as loans and receivables, and its accounts payable and accrued charges as other financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Cash, accounts receivables, terms deposits and accounts payable and accrued charges are recorded at fair value and represent their approximate book value, as these items will be realized or paid in the short term. Changes in fair value are recorded in net earnings. The variation of the fair value of cash equivalents was $105 for the nine month period ended September 30, 2010 ($98 for the nine month period ended September 30, 2009).

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet either by sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price.

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Company is communicated to them by others within the Company, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

16
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

As of January 1, 2010, accounting software for certain divisions had been modified. Extra controls have been implemented in order to provide an adequate conversion. This change of accounting system did not necessitate any modification to the controls over financial reporting currently in place.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with Canadian GAAP. The internal controls over financial reporting during the quarter ending September 30, 2010 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated March 30, 2010, and available on SEDAR (www.sedar.com).

Regulation 43-101

The geological data in this document has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

Cautionary note to US investors concerning resource estimates

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 respecting standards of disclosure for mineral projects (“Regulation 43-101”), adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” resources. Although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “Reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “Reserves.” Further, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian securities regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

US investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

17
NOVEMBER 4, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Disclosure regarding forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties”, which refers to the Company’s annual management’s discussion and analysis report dated March 30, 2010. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at November 4, 2010. The Company regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ website (www.richmont-mines.com).

18
NOVEMBER 4, 2010	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Third Quarter
Ended September 30, 2010

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
	$	$	$	$

REVENUE
Precious metals	23,292	17,721	61,151	50,748
Other	576	1,424	3,417	4,036

	23,868	19,145	64,568	54,784

EXPENSES
Operating costs	13,828	12,753	41,222	37,367
Royalties	561	386	1,487	1,193
Custom milling	300	876	1,863	2,587
Administration	1,003	652	3,249	2,570
Exploration and project evaluation (note 3)	2,673	2,510	5,220	6,741
Accretion expense – asset retirement obligations	72	58	213	171
Depreciation and depletion	2,395	1,794	5,629	4,398
Gain on disposal of assets (note 4)	-	-	(489)	(580)

	20,832	19,029	58,394	54,447

EARNINGS BEFORE OTHER ITEMS	3,036	116	6,174	337

MINING AND INCOME TAXES	582	(85)	1,846	102

NET EARNINGS	2,454	201	4,328	235

EARNINGS (LOSS) ATTRIBUTABLE TO MINORITY INTEREST	-	18	(128)	9

NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	2,454	183	4,456	226

NET EARNINGS PER SHARE basic and diluted	0.08	(0.01)	0.16	0.01

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	30,872	26,112	27,894	26,109

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	31,214	26,165	28,275	26,224

The accompanying notes are an integral part of the consolidated financial statements.

20
NOVEMBER 4, 2010	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
	$	$	$	$

COMPREHENSIVE INCOME

Net earnings	2,454	201	4,328	235

Comprehensive income, net of income taxes:
Change in unrealized gain (loss) on available-for-sale investments	806	(48)	1,489	(147)
Realized losses (gains) on sale of available-for-sale investments included in earnings	(21)	10	(80)	10

	785	(38)	1,409	(137)

Comprehensive income	3,239	163	5,737	98

Comprehensive income attributable to:
Richmont Mines shareholders	3,239	145	5,865	89
Minority interest	-	18	(128)	9

	3,239	163	5,737	98

DEFICIT

BALANCE, BEGINNING OF PERIOD	(5,943)	(3,077)	(2,789)	(3,096)

Net earnings attributable to Richmont Mines shareholders	2,454	183	4,456	226

Excess of acquisition cost over the minority interest (note 2)	31	-	(5,125)	-

Redemption of shares	-	(5)	-	(29)

BALANCE, END OF PERIOD	(3,458)	(2,899)	(3,458)	(2,899)

ACCUMULATED OTHER COMPREHENSIVE INCOME

BALANCE, BEGINNING OF PERIOD	580	(335)	(44)	(236)

Changes in other comprehensive income for the period	785	38	1,409	(137)

BALANCE, END OF PERIOD	1,365	(373)	1,365	(373)

The accompanying notes are an integral part of the consolidated financial statements.

21
NOVEMBER 4, 2010	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	September 30, 2010	December 31, 2009
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	38,024	21,139
Shares of publicly-traded companies	1,911	741
Accounts receivable	1,721	1,213
Mining and income taxes receivable	1,764	1,500
Exploration tax credits receivable	2,026	1,348
Inventories (note 5)	6,002	7,360

	51,448	33,301

DEPOSITS RESTRICTED (note 11)	290	106

PROPERTY, PLANT AND EQUIPMENT (note 6)	58,514	51,823

	110,252	85,230

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	9,061	7,130
Mining and income taxes payable	1,745	1,235

	10,806	8,365

ASSET RETIREMENT OBLIGATIONS (note 11)	6,141	5,928

FUTURE MINING AND INCOME TAXES	1,681	976
	18,628	15,269
SHAREHOLDERS’ EQUITY

Capital stock (note 7)	87,216	64,675
Contributed surplus (note 8)	6,501	6,133
Deficit	(3,458)	(2,789)
Accumulated other comprehensive income	1,365	(44)
Minority interest (note 2)	-	1,986

	91,624	69,961

	110,252	85,230

Commitments (note 10)

The accompanying notes are an integral part of the consolidated financial statements.

22
NOVEMBER 4, 2010	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
	$	$	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	2,454	201	4,328	235
Adjustments for:
Depreciation and depletion	2,395	1,794	5,629	4,398
Stock-based compensation	185	95	563	295
Accretion expense – asset retirement obligations	72	58	213	171
Gain on disposal of assets	-	-	(489)	(580)
Loss (gain) on disposal of shares of publicly-traded companies	(21)	10	(80)	10
Future mining and income taxes	1	(357)	705	(425)

	5,086	1,801	10,869	4,104

Net change in non-cash working capital items (note 9)	1,167	(290)	2,214	(1,886)

	6,253	1,511	13,083	2,218

CASH FLOW USED IN INVESTING ACTIVITIES
Disposal of shares of publicly-traded companies	208	14	319	14
Restricted cash and deposits	-	(23)	(184)	10
Property, plant and equipment – Island Gold Mine	(1,292)	(834)	(3,663)	(3,503)
Property, plant and equipment – Beaufor Mine	(451)	(266)	(2,103)	(654)
Property, plant and equipment – Francoeur Mine	(2,292)	(394)	(6,268)	(788)
Disposal of assets	-	-	533	9
Other property, plant and equipment	(28)	(94)	(168)	(398)
Redemption of shares held by minority interests	(244)	-	(325)	-

	(4,099)	(1,597)	(11,859)	(5,310)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	386	-	17,001	82
Common share issue costs	(315)	-	(1,340)	-
Redemption of common shares	-	(26)	-	(132)

	71	(26)	15,661	(50)

Net increase (decrease) in cash and cash equivalents	2,225	(112)	16,885	(3,142)

Cash and cash equivalents, beginning of period	35,799	22,991	21,139	26,021

Cash and cash equivalents, end of period (note 13d))	38,024	22,879	38,024	22,879

The accompanying notes are an integral part of the consolidated financial statements.

23
NOVEMBER 4, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended September 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by the Company’s management. The external auditors have not examined these consolidated financial statements for the three-month and the nine-month periods ended respectively on September 30, 2010 and 2009.

1.	Significant accounting policies

These consolidated financial statements reflect the accounts of the Company and of its subsidiaries: Camflo Mill Inc. (100%) and Louvem Mines Inc. (70% and 100% since June 30, 2010). All inter-company transactions have been eliminated.

Except for accounting changes described in the next paragraph, the accounting policies used and the application of these policies for the preparation of the interim consolidated financial statements are identical to those used in the preparation of the financial statements for the year ended December 31, 2009. These unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

a)	2010 Accounting changes

Business combinations, consolidated financial statements and non-controlling interests

During the second quarter of 2010, the Company decided to adopt an early and simultaneous application of section 1582, “Business Combinations”, which replaces section 1581 of the same name, and sections 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interests”, which together replace section 1600, “Consolidated Financial Statements”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (“IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011.

Section 1582 requires that all business acquisitions be measured at the fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages. The section also establishes new guidance on the measurement of consideration given and the recognition and measurement of assets acquired and liabilities assumed in a business combination. Furthermore, under this new guidance, acquisition costs, which were previously included as a component of the consideration given, and any negative goodwill resulting from the allocation of the purchase price, which was allocated as a reduction of non-current assets acquired under the previous standard, will be recorded in earnings in the current period.

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure non-controlling interest upon acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Application of the sections did not impact consolidated results. Only the presentation was modified.

These sections are applied for business combinations that occurred on or after January 1, 2010.

24
NOVEMBER 4, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

2.	Acquisition of the minority interest of a subsidiary

On May 18, 2010, Richmont reached an agreement with Louvem shareholders regarding the Company’s proposed acquisition of the 30% of the issued and outstanding shares of Louvem Mines Inc. (“Louvem”) that it did not previously own. Under terms of the transaction, 9222-0383 Quebec Inc., a wholly-owned subsidiary of Richmont, and Louvem merged on June 30, 2010, and formed a new company of the same name, namely Louvem Mines Inc. (“New Louvem”). On the date of the merger, New Louvem shareholders, other than Richmont, received one Richmont common share for each 5.4 New Louvem shares held. As a result, Richmont issued a total of 1,425,407 common shares at a price of $4.69, which was the closing price on the date of issue (this represents a total value of $6,685). In addition, Richmond paid a cash amount of $74 to shareholders with fractional share counts and incurred transaction-related fees of $251.

During the second quarter of 2010, an adjustment of $5,156 was registered to the Consolidated Statement of Deficit, which represents the difference between the total cost of the acquisition of the minority interest (including transaction related fees) and the book value. During the third quarter of 2010, this adjustment was reduced to $5,125 to record the differences between the actual events and the accounted provisions for the second quarter.

3.	Exploration and project evaluation

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
	$	$	$	$

Beaufor Mine	877	572	1,743	2,370
Island Gold Mine	1,738	1,129	3,437	2,724
Francoeur / Wasamac properties	547	959	833	1,919
Cripple Creek property	334	4	827	16
Other properties	39	-	73	6
Project evaluation	76	41	324	188

	3,611	2,705	7,237	7,223

Exploration tax credits	(938)	(195)	(2,017)	(482)

	2,673	2,510	5,220	6,741

25
NOVEMBER 4, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

4.	Gain on disposal of assets

The gain on disposal of assets includes the following items:

	Nine months ended
	September 30, 2010	September 30, 2009
	$	$

Corporate building a)	496	-
Valentine Lake property b)	-	650
Mining equipment	(7)	(70)

	489	580

a)	On January 4, 2010, the Company sold a corporate building with a net book value of $34 for a cash consideration of $530.

b)

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. Mountain Lake, as an option fee, issued, in April 2009, 2,500,000 common shares to the Company for a fair value of $650, or $0.26 per share (note 6 a)).

5.	Inventories

	September 30, 2010	December 31, 2009
	$	$
		(Audited)

Precious metals	768	1,859
Ore	2,856	3,146
Supplies	2,378	2,355

	6,002	7,360

During the nine-month period ended September 30, 2010, a write-down of inventories of $97 was recognized as an expense (none in the comparable period of 2009). There was no reversal of write-down during the first nine months of 2010 and 2009.

26
NOVEMBER 4, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

6.	Property, plant and equipment

	September 30, 2010			December 31, 2009
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
				(Audited)

Mine sites
Mining properties a)	1,564	910	654	1,564	888	676
Development costs	49,273	17,165	32,108	45,767	13,632	32,135
Buildings	7,248	2,938	4,310	6,588	2,571	4,017
Equipment	15,305	5,885	9,420	14,079	4,841	9,238
Asset retirement obligations	3,395	1,273	2,122	3,395	1,028	2,367

	76,785	28,171	48,614	71,393	22,960	48,433

Corporate office
Buildings and leasehold improvements	1,165	402	763	1,476	648	828
Equipment and rolling stock	580	450	130	560	413	147

	1,745	852	893	2,036	1,061	975

	78,530	29,023	49,507	73,429	24,021	49,408

Mine under development	9,007	-	9,007	2,415	-	2,415

Total	87,537	29,023	58,514	75,844	24,021	51,823

a)

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. Moreover, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

27
NOVEMBER 4, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

7.	Capital stock

Authorized: Unlimited number of common shares with no par value

	Three months ended		Nine months ended
	September 30, 2010		September 30, 2010
	Number of shares	Amount	Number of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	30,871	86,679	26,104	64,675
Issue of shares for cash a)
Common	-	-	3,300	16,500
Exercise of stock options	119	537	161	696
Issue of shares in exchange for minority interest a)
Common	-	-	1,425	6,685
Common shares issue costs a)	-	-	-	(1,340)

Balance, end of period	30,990	87,216	30,990	87,216

a)	Issue of shares

During the three-month period ended on September 30, 2010, the Company issued 119,000 common shares following the exercise of stock options and received cash proceeds in the amount of $386. Contributed surplus was reduced by $151 which represents the fair value of the exercised stock options.

During the nine-month period ended on September 30, 2010, the Company issued 161,000 common shares following the exercise of stock options and received cash proceeds in the amount of $501. Contributed surplus was reduced by $195 which represents the fair value of the exercised stock options.

In June 2010, the Company issued, through a public issue, 3,300,000 common shares at $5.00 each, for gross proceeds of $16.5 million. An amount of $1.3 million has been incurred relating to the issuance of common shares, creating a non recorded future tax asset of $383.

On June 30, 2010, the Company issued 1,425,407 common shares at a price of $4.69 each, which is the closing price on the date of issue, as a result of the acquisition of the minority interest of a subsidiary (note 2). Consequently, an amount of $6.7 million was recorded to capital stock.

28
NOVEMBER 4, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

7.	Capital stock (continued)

b)	Stock Option Purchase Plan

A summary of the status of the Company’s Stock Option Purchase Plan at September 30, 2010 and changes during the three-month and nine-month periods then ended is presented below.

	Three months ended		Nine months ended
	September 30, 2010		September 30, 2010
		Weighted average		Weighted average
	Number of options	exercise price	Number of options	exercise price
	(thousands)	$	(thousands)	$

Options outstanding, beginning of period	2,693	3.51	2,480	3.53
Granted	75	4.51	595	4.23
Exercised	(119)	3.25	(161)	3.11
Cancelled	(4)	3.20	(24)	3.90
Expired	(260)	5.30	(505)	5.27

Options outstanding, end of period	2,385	3.35	2,385	3.35

Exercisable options, end of period	1,100	3.30	1,100	3.30

The following table summarizes information about the Stock Option Purchase Plan at September 30, 2010:

	Options outstanding at September 30, 2010			Exercisable options at September 30, 2010
Exercise price	Number of options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (thousands)	Weighted average exercise price $

$1.80 to $2.07	418	3.2	1.91	151	1.92
$2.74 to $4.04	1,152	2.2	3.24	709	3.23
$4.12 to $4.97	815	2.9	4.26	240	4.37

	2,385	2.6	3.35	1,100	3.30

During the nine-month period ended September 30, 2010, the Company granted 595,000 stock options (310,000 for the nine-month period ended September 30, 2009) to directors and senior executives. The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model is $1.96 ($1.31 in 2009). The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	September 30, 2010	September 30, 2009

Risk-free interest rate	2.3	2.3%
Expected life	3 and 4 years	4 years
Expected volatility	63	54%
Expected dividend yield	0.0	0.0%

For the nine-month period ended September 30, 2010, the stock-based compensation costs charged to earnings amount to $563 ($295 in 2009). The contributed surplus was increased by the same amounts.

29
NOVEMBER 4, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

8.	Contributed surplus

	September 30, 2010	December 31, 2009
	$	$
		(Audited)

Balance, beginning of period	6,133	5,678

Stock-based compensation	563	484
Options exercised	(195)	(29)

Balance, end of period	6,501	6,133

9.	Consolidated statements of cash flow

	Three months ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
	$	$	$	$

Change in non-cash working capital items

Accounts receivable	380	(158)	(508)	(498)
Mining and income taxes receivable (payable)	(591)	275	246	(1,411)
Exploration tax credits receivable	400	112	(678)	150
Inventories	350	692	1,358	188
Accounts payable and accrued charges	628	(1,211)	1,796	(315)

	1,167	(290)	2,214	(1,886)

Supplemental information
Cash received (paid) during the period:
Interest	57	28	136	143
Mining and income taxes	95	263	357	(1,388)

Items not affecting cash and cash equivalents:
Property, plant and equipment increase as a result of the revision of the estimated payment schedule of the asset retirement obligations	-	-	-	101
Common shares of public company received as consideration from disposal of assets (note 4)	-	-	-	650

Change in accounts payable and accrued charges related
- to development projects and other property, plant and equipment	(182)	(133)	135	170
- to issue of common shares	(315)	-	-	-
- to redemption of shares held by minority interests	(247)	-	-	-

30
NOVEMBER 4, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

10.	Commitments

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

The Company is committed, under a lease expiring in November 2014, to pay a sum of $313 for a space. Minimum lease payments for the next five years amount to $64 in 2010, 2011, 2012 and 2013 and to $57 in 2014.

11.	Deposits restricted and letters of credit

As at September 30, 2010, the Company had $106 in deposits restricted with Quebec’s governm\ent, $184 in deposits restricted with Ontario’s government and a credit facility is available to the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85%. The following table provides the allocation of deposits restricted and letters of credit issued as at September 30, 2010:

	September 30, 2010	Date of renewal
	$

Deposits restricted
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	52
Francoeur Mine	54

	290
Letters of credit
Camflo Mill	1,332	October 20, 2010
Island Gold Mine (Kremzar property)	797	October 26, 2010

	2,129

As at December 31, 2009, the Company had guaranteed the restoration of its mining sites by $106 in deposits restricted with Quebec’s government and by the pledge of letters of credit amounting to $2,106.

12.	Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

For the purpose of management of capital, the Company includes the components of shareholders’ equity, less cash and cash equivalents as well as shares of publicly-traded companies.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and shares of publicly-traded companies. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged from the previous year.

31
NOVEMBER 4, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

13.	Financial instruments and risk management

a)	Fair value of financial instruments

The Company has classified its cash as assets held-for-trading, its shares of publicly-traded companies as available-for-sale financial assets, its term deposits and accounts receivable as loans and receivables, and its accounts payable and accrued charges as other financial liabilities, as defined by the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The following table presents the carrying amounts and fair values of each financial instrument category:

	September 30, 2010		December 31, 2009
	Book value	Fair value	Book value	Fair value
	$	$	$	$
			(Audited)
Held-for-trading financial assets
Cash a)	20,778	20,778	10,253	10,253

Available-for-sale financial assets
Shares of publicly-traded companies b)	1,911	1,911	741	741

Loans and receivables
Accounts receivable a)	87	87	194	194
Term deposits a)	17,246	17,246	10,886	10,886

	17,333	17,333	11,080	11,080

Other financial liabilities
Accounts payable and accrued charges a)	8,975	8,975	7,078	7,078

a)

The Company owns and assumes financial assets and liabilities such as cash and cash equivalents, accounts receivable, term deposits, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

b)	The fair value of shares of publicly-traded companies is the bid price.

The variation on fair value of cash equivalents for the nine-month period ended September 30, 2010 is $105 ($98 for the nine-month period ended September 30, 2009).

b)	Fair value hierarchy

The fair value measurements of shares of publicly-traded companies have been classified at level one from the fair value hierarchy. This valuation is based on data observed in the market.

c)	Market risks

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold sales contracts. The Company is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash and cash equivalents. The risks and the management of those risks were unchanged compared to the previous years.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

32
NOVEMBER 4, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

13.	Financial instruments and risk management (continued)

c)	Market risks (continued)

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the nine-month periods ended September 30, 2010 and 2009, the Company did not enter into any forward exchange contracts. At September 30, 2010 and 2009, assets and liabilities denominated in US dollars are not significant.

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to the fluctuation of the gold price is unchanged from the previous years. During the nine-month periods ended September 30, 2010 and 2009, the Company did not enter into any hedging contract for its gold production.

Interest rate risk

The cash equivalents and a portion of the cash carry interest, and therefore the Company is exposed to a variation of their interest rate at their renewal. Based on the exposures as at September 30, 2010, and assuming that all other variables remain constant, a 25 basis point increase or decrease of the interest rate would result in an increase or decrease of $56 in net earnings.

d)	Credit risk

Financial instruments that expose the Company to market risk and to a credit risk consist of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At September 30, 2010 and December 31, 2009, the Company’s cash and term deposits are held through two financial institutions.

The following table presents the composition of cash and cash equivalents:

	September 30, 2010	December 31, 2009
	$	$
		(Audited)

Cash a)	20,778	10,253
Cash equivalents
Term deposits, 0.95% to 1.25% (0.90% in 2009), maturing in October, November and December 2010	17,246	10,886

	38,024	21,139

a)	At September 30, 2010, 60% of cash is invested with effective rates varying from 1.00% to 1.15% and the balance with effective rate of 0.65%.

The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as those of the previous year.

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Company has the necessary funds to meet its obligations.

Accounts payable and accrued charges are due in the next financial year.

14.	Comparative figures

Certain comparative figures provided for the period ended September 30, 2009 have been reclassified to conform with the presentation adopted for the period ended September 30, 2010.

33
NOVEMBER 4, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

15.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

	Three months ended September 30, 2010
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	7,904	15,840	124	23,868

Mine operating costs and others	5,156	9,605	1,003	15,764
Exploration and project evaluation	939	2,074	(340)	2,673
Depreciation and depletion	567	1,724	104	2,395

Earnings (loss) before other items	1,242	2,437	(643)	3,036

Acquisition of property, plant and equipment	2,743	1,292	28	4,063

Current assets	5,100	6,836	39,512	51,448
Deposits restricted	106	184	-	290
Property, plant and equipment	15,842	40,827	1,845	58,514

Total assets	21,048	47,847	41,357	110,252

	Three months ended September 30, 2009
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	7,556	11,550	39	19,145

Mine operating costs and others	5,435	8,666	624	14,725
Exploration and project evaluation	512	1,132	866	2,510
Depreciation and depletion	531	1,188	75	1,794

Earnings (loss) before other items	1,078	564	(1,526)	116

Acquisition of property, plant and equipment	671	834	83	1,588

December 31, 2009 (audited)
Current assets	8,606	6,517	18,178	33,301
Deposits restricted	106	-	-	106
Property, plant and equipment	8,299	41,475	2,049	51,823

Total assets	17,011	47,992	20,227	85,230

34
NOVEMBER 4, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended September 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

15.	Segmented information (continued)

	Nine months ended September 30, 2010
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	21,969	42,353	246	64,568

Mine operating costs and others	16,211	28,786	3,037	48,034
Exploration and project evaluation	1,826	4,267	(873)	5,220
Depreciation and depletion	1,239	4,184	206	5,629
Loss (gain) on disposal of assets	-	7	(496)	(489)

Earnings (loss) before other items	2,693	5,109	(1,628)	6,174

Acquisition of property, plant and equipment	8,463	3,663	76	12,202

Current assets	5,100	6,836	39,512	51,448
Deposits restricted	106	184	-	290
Property, plant and equipment	15,842	40,827	1,845	58,514

Total assets	21,048	47,847	41,357	110,252

	Nine months ended September 30, 2009
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	21,896	32,741	147	54,784

Mine operating costs and others	16,188	25,379	2,321	43,888
Exploration and project evaluation	2,201	2,741	1,799	6,741
Depreciation and depletion	1,142	3,082	174	4,398
Loss (gain) on disposal of assets	2	12	(594)	(580)

Earnings (loss) before other items	2,363	1,527	(3,553)	337

Acquisition of property, plant and equipment	1,505	3,503	335	5,343

December 31, 2009 (audited)
Current assets	8,606	6,517	18,178	33,301
Deposits restricted	106	-	-	106
Property, plant and equipment	8,299	41,475	2,049	51,823

Total assets	17,011	47,992	20,227	85,230

35
NOVEMBER 4, 2010	RICHMONT MINES INC.